Westfield



082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456
F 310.478.1267

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 2, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is an Announcement of Estimated Distribution from the Westfield Group. This Announcement was released to the members of Westfield Group on July 28, 2010. This Announcement is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosure

dw 8/11

28 July 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC) ANNOUNCEMENT OF ESTIMATED DISTRIBUTION

We are pleased to announce the estimated distribution for the Westfield Group for the six month period ended 30 June 2010 of 32.00 cents per ordinary stapled security.

This distribution represents 50% of the forecast distribution of 64 cents per security for the year ending 31 December 2010, as advised to the market in February 2010.

Stapled securities trade ex-distribution:	Tuesday, 10 August 2010
Record Date:	Monday, 16 August 2010 (5.00pm)
Payment Date:	Tuesday, 31 August 2010

The Westfield Group's Distribution Reinvestment Plan will continue to be suspended as previously advised.

No foreign conduit income is applicable to this distribution.

The Group will announce its results for the six months ended 30 June 2010 (and lodgement of the Appendix 4D) on Wednesday, 18 August 2010.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary